UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PURPLE INNOVATION, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

74640Y106

(CUSIP Number)

Paul Zepf

10 Allison Lane

Thornwood, New York 19594

(646) 756-2877

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y106

1.	Names of Reporting Persons. Global Partner Sponsor I LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,935,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,935,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,935,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.9%
14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 74640Y106

1.	Names of Reporting Persons. Paul Zepf
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,935,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,935,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,935,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.9%
14.	Type of Reporting Person (See Instructions): IN

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Item 1.    Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Purple Innovation, Inc. (formerly known as Global Partner Acquisition Corp.), a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 123 East 200 North, Alpine, Utah 84004.

Item 2.    Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)   Global Partner Sponsor I LLC (“the Sponsor”); and

(2)   Paul Zepf.

The Sponsor is a Delaware limited liability company. The business address of the Sponsor is 10 Allison Lane, Thornwood, New York 19594. The principal business of the Sponsor is to act as the Issuer’s sponsor in connection with its initial public offering and initial business combination. Mr. Zepf is the managing member of the Sponsor.

Mr. Zepf is a United States citizen. His address is c/o 10 Allison Lane, Thornwood, New York 19594. Mr. Zepf is an observer to the board of directors of the Issuer.

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (“IPO”), the Sponsor purchased 3,881,250 shares of Class A Common Stock for an aggregate purchase price of $25,000. The Sponsor also purchased 12,815,000 warrants to purchase 6,407,500 shares of Class A Common Stock for an aggregate purchase price of $6,407,500 in connection with the closing of the IPO. The Sponsor obtained the funds to purchase the shares of Class A Common Stock and the warrants through capital contributions from its members.

On February 2, 2018, the Issuer consummated its initial business combination (the “Business Combination”) pursuant to which its wholly-owned subsidiary merged with and into Purple Innovation, LLC (“Purple Innovation”), with Purple Innovation surviving as a subsidiary of the Issuer, in accordance with the Agreement and Plan of Merger, dated as of November 2, 2017 (the “Merger Agreement”), by and among the Issuer, PRPL Acquisition, LLC, Purple Innovation, InnoHold, LLC, the sole equity holder of Purple Innovation (“InnoHold”), and the Sponsor. In connection with the Business Combination, and as contemplated by the Merger Agreement, the Subscription and Backstop Agreement, dated as of January 29, 2018, by and among the Issuer, the Sponsor and the other parties thereto, and the Subscription Agreement, dated February 2, 2018, between the Issuer, the Sponsor and certain subscribers thereto, 1,293,750 shares of Class A Common Stock held by the Sponsor were returned to the Issuer upon the consummation of the Business Combination for no consideration and cancelled and 1,293,750 shares of Class A Common Stock and 9,532,500 warrants held by the Sponsor were assigned to certain investors upon the closing of the Business Combination. As a result, the Sponsor owned 1,293,750 shares of Class A Common Stock and 3,282,500 warrants to purchase 1,641,250 shares of Class A Common Stock upon the closing of the Business Combination.

Item 4.    Purpose of Transaction.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

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The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 9,682,855 shares of Class A Common Stock outstanding as of February 2, 2018, which is the total number of shares of Class A Common Stock outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 8, 2018.

As of the filing date of this Schedule 13D, the Sponsor directly beneficially owns (i) 1,293,750 shares of Class A Common Stock and (ii) 1,641,250 shares of Class A Common Stock underlying warrants. The warrants directly owned by the Sponsor are all exercisable within 60 days of the date hereof.  By virtue of his relationship with the Sponsor discussed in further detail in Item 2, Paul Zepf may be deemed to beneficially own the securities of the Issuer directly owned by the Sponsor. As a result of the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 2,935,000 shares of Class A Common Stock, or 25.9% of the outstanding shares of Class A Common Stock.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)  The Sponsor may be deemed to share with Paul Zepf the power to vote and dispose of the shares of Class A Common Stock directly beneficially owned by the Sponsor.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected by the Reporting Persons within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

Letter Agreement

In connection with the IPO, the Sponsor and Mr. Zepf entered into a letter agreement, dated July 29, 2015 (the “Letter Agreement”), with the Issuer pursuant to which the Sponsor and Mr. Zepf agreed to, among other things, certain transfer restrictions on its shares of Class A Common Stock and warrants. Specifically, the Letter Agreement provides that the securities are not transferable or salable (i) in the case of the shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, the last sale price of the Class A Common Stock (x) equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date following the completion of the initial business combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property and (ii) in the case of the warrants and the Class A Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, subject to certain exceptions. The foregoing description is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1.

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Sponsor Warrants Purchase Agreement

In August 2015, the Sponsor purchased from the Issuer an aggregate of 12,815,000 warrants at a price of $0.50 per warrant pursuant to a Sponsor Warrants Purchase Agreement, dated June 11, 2015. The warrants are exercisable at any time on or after March 4, 2018 to purchase one-half of one share of Class A Common Stock at a price of $5.75 per half share ($11.50 per whole share). Warrants may be exercised only for a whole number of shares of Class A Common Stock. The warrants will expire on February 2, 2023, the fifth anniversary of the consummation of the Business Combination. The foregoing description is qualified in its entirety by the terms of the Sponsor Warrants Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

 Registration Rights Agreement

On July 29, 2015, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which were subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. In connection with the consummation of the Business Combination, on February 2, 2018, the Issuer and the Sponsor entered into an amendment to the Registration Rights Agreement (the “Amendment”) to, among other things, reconcile the Sponsor’s registration rights with the registration rights granted to InnoHold and other holders of the Class A Common Stock. The foregoing descriptions are qualified in their entirety by the terms of the Registration Rights Agreement and the Amendment, copies of which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively.

Sponsor Share Agreement

On February 2, 2018, in connection with the Business Combination, the Issuer, the Sponsor and InnoHold entered into a sponsor share agreement (the “Sponsor Share Agreement”), pursuant to which the Sponsor agreed to forfeit 1,293,750 of its shares of Class A Common Stock. In addition, the Sponsor agreed not to sell, transfer or otherwise dispose of 646,875 of its shares of Class A Common Stock (the “Contingent Shares”) for eight years following the closing of the Business Combination (the “Contingent Period”), unless any of the following events (each a “Triggering Event”) occurs prior to that time: (i) the closing price of the Class A Common Stock on the principal exchange on which it is listed is at or above $12.50 for 20 trading days over a thirty trading day period (subject to certain adjustments), (ii) a change of control of the Issuer, (iii) a “going private” transaction by the Issuer pursuant to Rule 13e-3 under the Exchange Act or such other time as the Issuer ceases to be subject to the reporting obligations under Section 13 or 15(d) of the Exchange Act, or (iv) the time that the Class A Common Stock ceases to be listed on a national securities exchange. The Sponsor further agreed to forfeit the Contingent Shares if a Triggering Event has not occurred prior to the end of the Contingent Period. Until and unless the Contingent Shares are forfeited, the Sponsor and/or its assignees have full ownership rights to the Contingent Shares, including, without limitation, the right to vote such shares and to receive dividends and distributions for such shares. The foregoing description is qualified in its entirety by the terms of the Sponsor Share Agreement, a copy of which is attached hereto as Exhibit 99.5.

Item 7.    Material to be Filed as Exhibits.

99.1	Letter Agreement, by and among the Company and certain security holders, officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 4, 2015).

99.2	Sponsor Warrants Purchase Agreement, dated June 11, 2015, among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer on June 12, 2015).

99.3	Registration Rights Agreement, dated as of July 29, 2015, by and among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 4, 2015).

99.4	Amendment to Registration Rights Agreement, dated as of February 2, 2018, by and among the Issuer and the Sponsor.

99.5	Sponsor Share Agreement, dated as of February 2, 2018, by and among the Issuer, the Sponsor and InnoHold.

99.6	Joint Filing Agreement between the Sponsor and Paul Zepf, dated February 13, 2018.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 13, 2018

GLOBAL PARTNER SPONSOR I LLC,
a Delaware limited liability company

By:	/s/ Paul Zepf
Name:	Paul Zepf
Title:	Managing Member

/s/ Paul Zepf
Paul Zepf

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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